Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2022 Unaudited Financial Results

Hangzhou, China – November 17, 2022 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading technology-focused intelligent learning company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights 1

●	Total net revenues were RMB1.4 billion (US$197.2 million), representing a 35.0% increase from the same period in 2021.

o	Net revenues from learning services were RMB888.5 million (US$124.9 million), representing a 37.2% increase from the same period in 2021.

o	Net revenues from smart devices were RMB356.5 million (US$50.1 million), representing a 40.1% increase from the same period in 2021.

o	Net revenues from online marketing services were RMB157.5 million (US$22.1 million), representing a 14.9% increase from the same period in 2021.

●	Gross margin was 54.2%, compared to 52.6% for the same period in 2021.

“We achieved record-high revenues of RMB1.4 billion in Q3, up 35.0% year-over-year, mainly due to our continuous innovation in learning services and smart devices. Since the beginning of this year, we have launched five new smart devices for various consumer learning scenarios. The success of our newly-designed products, such as the Youdao Dictionary Pen X5 and Youdao Smart Learning Pad, has infused confidence in our ability to generate return on investment through continuous innovation. We help our customers learn even better through more innovative products and services,” said Dr. Feng Zhou, Chief Executive Officer and a Director of Youdao.

__________________

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

“Our transition from regulatory changes last year is mostly finished. Despite the many obstacles and the uncertain macro environment, we are seizing the bigger picture opportunity to evolve and make advancements in our company that solidify our sustainable growth over the long term,” Dr. Zhou concluded.

Third Quarter 2022 Financial Results

Net Revenues

Net revenues for the third quarter of 2022 were RMB1.4 billion (US$197.2 million), representing a 35.0% increase from RMB1.0 billion for the same period of 2021.

Net revenues from learning services were RMB888.5 million (US$124.9 million) for the third quarter of 2022, representing a 37.2% increase from RMB647.5 million for the same period of 2021. The year-over-year growth was primarily driven by the strong sales performance from the new services initiated after the implementation of the “Double Reduction” Policy.

Net revenues from smart devices were RMB356.5 million (US$50.1 million) for the third quarter of 2022, representing a 40.1% increase from RMB254.5 million for the same period of 2021, primarily driven by the popularity of Youdao’s newly launched products, such as the Youdao Dictionary Pen X5.

Net revenues from online marketing services were RMB157.5 million (US$22.1 million) for the third quarter of 2022, representing a 14.9% increase from RMB137.0 million for the same period of 2021. The year-over-year increase in revenues from online marketing services was mainly attributable to the increase in performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2022 was RMB760.2 million (US$106.9 million), representing a 39.0% increase from RMB546.9 million for the same period of 2021. Gross margin increased to 54.2% for the third quarter of 2022 from 52.6% for the same period of 2021.

Gross margin for learning services was 64.5% for the third quarter of 2022, compared with 65.0% for the same period of 2021.

Gross margin for smart devices increased to 40.4% for the third quarter of 2022 from 33.7% for the same period of 2021. The improvement was mainly attributable to the popularity of Youdao’s newly launched Youdao Dictionary Pen X5, which carries a higher gross margin than other products.

Gross margin for online marketing services was 27.1% for the third quarter of 2022, compared with 29.2% for the same period of 2021. The decrease was mainly attributable to the increase in performance-based advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Operating Expenses

Total operating expenses for the third quarter of 2022 were RMB979.2 million (US$137.7 million), compared with RMB772.6 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2022 were RMB709.8 million (US$99.8 million), representing an increase of 28.3% from RMB553.4 million for the same period of 2021. This increase was mainly driven by increasing sales and marketing efforts associated with Youdao’s learning services and smart devices.

Research and development expenses for the third quarter of 2022 were RMB212.9 million (US$29.9 million), representing an increase of 30.1% from RMB163.6 million for the same period of 2021. The increase was primarily due to higher payroll-related expenses associated with a larger number of development and technology professionals in smart devices and education digitalization solutions.

General and administrative expenses for the third quarter of 2022 were RMB56.5 million (US$7.9 million), compared with RMB55.6 million for the same period of 2021.

Loss from Operations

Loss from operations for the third quarter of 2022 was RMB219.0 million (US$30.8 million), compared with RMB225.7 million for the same period in 2021. The margin of loss from operations was 15.6%, compared with 21.7% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the third quarter of 2022 was RMB183.9 million (US$25.9 million), compared with RMB225.3 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the third quarter of 2022 was RMB164.4 million (US$23.1 million), compared with RMB200.2 million for the same period of last year.

Basic and diluted net loss per American depositary shares (“ADSs”) of the Company from continuing operations attributable to ordinary shareholders for the third quarter of 2022 was RMB1.49 (US$0.21), compared with RMB1.84 for the same period of 2021. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB1.33 (US$0.19), compared with RMB1.63 for the same period of 2021.

Balance Sheet

As of September 30, 2022, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB953.1 million (US$134.0 million), compared with RMB1.6 billion as of December 31, 2021. For the third quarter of 2022, net cash used in continuing operating activities was RMB294.1 million (US$41.3 million), capital expenditures totaled RMB12.7 million (US$1.8 million), and depreciation and amortization expenses amounted to RMB11.6 million (US$1.6 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$70.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility.

As of September 30, 2022, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB996.5 million (US$140.1 million), compared with RMB1.1 billion as of December 31, 2021.

Share Repurchase Program

The Company today also announced that its board of directors has authorized the Company to adopt a share repurchase program in the near future in accordance with applicable laws and regulations for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months.

Repurchases under the Company’s share repurchase program, if adopted, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, November 17, 2022 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, November 17, 2022). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	7502413

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 24, 2022:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7502413

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading technology-focused intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of long-term investments, income tax effects of above GAAP to non-GAAP reconciling items, and adjustment for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2021	2022	2022
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	322,777	712,115	100,108
Time deposits	268	273	38
Restricted cash	749,770	219,456	30,851
Short-term investments	503,831	21,215	2,982
Accounts receivable, net	248,339	332,331	46,718
Inventories, net	255,411	170,393	23,953
Amounts due from NetEase Group	6,192	7,388	1,039
Prepayment and other current assets	182,577	212,605	29,888
Assets held for sale	497	—	—
Total current assets	2,269,662	1,675,776	235,577

Non-current assets:
Property, equipment and software, net	80,315	104,884	14,744
Operating lease right-of-use assets, net	118,104	80,822	11,362
Long-term investments	32,518	67,032	9,423
Goodwill	109,944	109,944	15,456
Other assets, net	22,436	38,288	5,382
Assets held for sale	1,088	—	—
Total non-current assets	364,405	400,970	56,367

Total assets	2,634,067	2,076,746	291,944

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	161,006	179,756	25,270
Payroll payable	277,383	176,003	24,742
Amounts due to NetEase Group	83,041	74,476	10,470
Contract liabilities	1,065,639	996,535	140,091
Taxes payable	53,323	52,889	7,435
Accrued liabilities and other payables	515,567	626,256	88,038
Short-term loans from NetEase Group	878,000	878,000	123,427
Total current liabilities	3,033,959	2,983,915	419,473

Non-current liabilities:
Long-term lease liabilities	73,070	43,476	6,112
Long-term loans from NetEase Group	255,028	496,986	69,865
Other non-current liabilities	2,411	17,604	2,475
Total non-current liabilities	330,509	558,066	78,452

Total liabilities	3,364,468	3,541,981	497,925

Mezzanine equity	78,592	72,959	10,256

Shareholders' deficit:
Youdao's shareholders' deficit	(807,067)	(1,532,313)	(215,410)
Noncontrolling interests	(1,926)	(5,881)	(827)
Total shareholders' deficit	(808,993)	(1,538,194)	(216,237)

Total liabilities, mezzanine equity and shareholders’ deficit	2,634,067	2,076,746	291,944

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1135 on the last trading day of September (September 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	647,522	563,601	888,493	124,902	1,862,162	2,278,105
Smart devices	254,513	239,850	356,480	50,113	662,722	849,490
Online marketing services	137,040	152,774	157,461	22,136	442,113	431,605
Total net revenues	1,039,075	956,225	1,402,434	197,151	2,966,997	3,559,200

Cost of revenues (2)	(492,176)	(546,498)	(642,254)	(90,287)	(1,423,452)	(1,747,471)
Gross profit	546,899	409,727	760,180	106,864	1,543,545	1,811,729

Operating expenses:
Sales and marketing expenses (2)	(553,407)	(595,997)	(709,769)	(99,778)	(1,657,201)	(1,812,151)
Research and development expenses (2)	(163,627)	(208,411)	(212,926)	(29,933)	(437,128)	(624,317)
General and administrative expenses (2)	(55,612)	(60,532)	(56,520)	(7,944)	(144,185)	(174,613)
Total operating expenses	(772,646)	(864,940)	(979,215)	(137,655)	(2,238,514)	(2,611,081)
Loss from operations	(225,747)	(455,213)	(219,035)	(30,791)	(694,969)	(799,352)

Interest income	5,959	3,769	4,033	567	15,768	9,836
Interest expense	(7,835)	(10,102)	(12,277)	(1,726)	(23,216)	(30,964)
Others, net	614	1,567	40,058	5,631	24,334	77,678
Loss before tax	(227,009)	(459,979)	(187,221)	(26,319)	(678,083)	(742,802)

Income tax (expense)/benefit	(2,590)	(553)	1,108	156	(7,204)	(11)
Net loss from continuing operations	(229,599)	(460,532)	(186,113)	(26,163)	(685,287)	(742,813)
Net income/(loss) from discontinued operations	96,447	—	—	—	(299,557)	(6,105)
Net loss	(133,152)	(460,532)	(186,113)	(26,163)	(984,844)	(748,918)
Net loss attributable to noncontrolling interests	4,254	6,646	2,194	308	5,802	9,588
Net loss attributable to ordinary shareholders of the Company	(128,898)	(453,886)	(183,919)	(25,855)	(979,042)	(739,330)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(225,345)	(453,886)	(183,919)	(25,855)	(679,485)	(733,225)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of the Company	96,447	—	—	—	(299,557)	(6,105)

Basic net (loss)/income per ADS	(1.05)	(3.67)	(1.49)	(0.21)	(8.08)	(5.98)
-Continuing operations	(1.84)	(3.67)	(1.49)	(0.21)	(5.61)	(5.93)
-Discontinued operations	0.79	—	—	—	(2.47)	(0.05)

Diluted net (loss)/income per ADS	(1.05)	(3.67)	(1.49)	(0.21)	(8.08)	(5.98)
-Continuing operations	(1.84)	(3.67)	(1.49)	(0.21)	(5.61)	(5.93)
-Discontinued operations	0.79	—	—	—	(2.47)	(0.05)

Shares used in computing basic net (loss)/income per ADS	122,715,264	123,703,353	123,767,013	123,767,013	121,131,136	123,602,039
Shares used in computing diluted net (loss)/income per ADS	122,715,264	123,703,353	123,767,013	123,767,013	121,131,136	123,602,039

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1135 on the last trading day of September (September 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,356	1,775	798	112	4,613	4,753
Sales and marketing expenses	2,678	3,451	2,879	405	7,721	9,420
Research and development expenses	7,641	8,428	7,586	1,066	25,040	24,876
General and administrative expenses	5,984	4,448	4,801	675	14,594	14,633

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	647,522	563,601	888,493	124,902	1,862,162	2,278,105
Smart devices	254,513	239,850	356,480	50,113	662,722	849,490
Online marketing services	137,040	152,774	157,461	22,136	442,113	431,605
Total net revenues	1,039,075	956,225	1,402,434	197,151	2,966,997	3,559,200

Cost of revenues
Learning services	226,543	269,491	315,086	44,294	699,267	882,874
Smart devices	168,637	166,503	212,365	29,854	399,222	546,672
Online marketing services	96,996	110,504	114,803	16,139	324,963	317,925
Total cost of revenues	492,176	546,498	642,254	90,287	1,423,452	1,747,471

Gross margin
Learning services	65.0%	52.2%	64.5%	64.5%	62.4%	61.2%
Smart devices	33.7%	30.6%	40.4%	40.4%	39.8%	35.6%
Online marketing services	29.2%	27.7%	27.1%	27.1%	26.5%	26.3%
Total gross margin	52.6%	42.8%	54.2%	54.2%	52.0%	50.9%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net loss from continuing operations attributable to ordinary shareholders of the Company	(225,345)	(453,886)	(183,919)	(25,855)	(679,485)	(733,225)
Add: share-based compensation	17,659	18,102	16,064	2,258	51,968	53,682
amortization of intangible assets from business combination	996	-	-	-	996	-
impairment of long-term investments	7,000	-	3,500	492	7,000	8,500
Less: tax effects on non-GAAP adjustments	(149)	-	-	-	(149)	-
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	(381)	-	-	-	(381)	-
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(200,220)	(435,784)	(164,355)	(23,105)	(620,051)	(671,043)

Non-GAAP basic net loss from continuing operations per ADS	(1.63)	(3.52)	(1.33)	(0.19)	(5.12)	(5.43)
Non-GAAP diluted net loss from continuing operations per ADS	(1.63)	(3.52)	(1.33)	(0.19)	(5.12)	(5.43)